TERRA LYCOS CLOSE SET FOR END OF MONTH

                 CMGI Votes All Shares in Favor of the Merger

WALTHAM, Mass. -- October 9, 2000 -- Lycos, Inc. (NASDAQ: LCOS), the Internet's leading multi-brand network, today announced that its merger with Terra Networks is set to close by the end of this month. The final milestone in advance of the closing is the Special Meeting for Lycos stockholders, which will be held on October 27, 2000 at which Lycos shareholders have the opportunity to vote on the proposed merger. The proxy statement was mailed to Lycos shareholders on September 28. Lycos's largest shareholder, CMGI, Inc. has voted all of its shares in favor of the merger.

"Receiving CMGI's support is an important milestone that helps pave the way for the successful completion of the merger," said Bob Davis, president and CEO of Lycos, Inc. "The new Terra Lycos is a global powerhouse sitting at the center of the converging worlds of media and communications. I look forward to this months shareholder meeting and moving forward with our mission of creating the most visited online destination in the world.?

"CMGI and Lycos have a long and successful history together," said David Wetherell, chairman and CEO of CMGI, Inc. "I look forward to the formation of Terra Lycos and am confident that each of us, as the two largest Internet companies in the Northeast, will continue to find many ways to cooperate in the months and years ahead."

Terra Networks recently completed the Terra rights offering in which the company raised 2.2 billion Euros ($1.9 billion based on conversion rate on September 22). Upon completion of the Terra merger with Lycos, Terra Lycos is expected to have approximately $3 billion in cash, making it one of the most well capitalized Internet companies in the world.

Lycos and Terra have received all regulatory approvals required to date to move forward with the merger. On September 22, the SEC declared the registration statement for the merger effective. Equivalent procedures are moving forward with the CNMV in Spain. Lycos and Terra have also received all anti-trust clearances required prior to the merger.

About Lycos, Inc.

Founded in 1995, Lycos, Inc. is a leading Web media company and owner of the Lycos Network, one of the most visited hubs on the Internet reaching nearly one out of every two U.S. Web users. The Lycos Network is a unified set of Web sites, attracting a diverse audience by offering a variety of services, including leading Web search and navigation resources; Web community and communications services including free homepage building, free Web-based e-mail, clubs, chat, instant messaging; a personalized My Lycos start page; a comprehensive shopping center featuring more than 3,100 merchants; and an assortment of compelling content such as games, music, news, fun and educational information and activities for kids as well as information about investing, technology, entertainment, sports, small business, travel and more. The Lycos Network is composed of Lycos.com, Tripod, WhoWhere, Angelfire, MailCity, HotBot, HotWired, Wired News, Webmonkey, Sonique, Quote, Gamesville, Lycos Zone and Matchmaker. Headquartered near Boston in Waltham, Mass., Lycos, Inc. is a global Internet leader with a major presence throughout the U.S., Europe, Asia, Canada and Latin America.

On May 16, Lycos, Inc. entered into a definitive agreement with Terra Networks, S.A. (MC: TRR; NASDAQ: TRRA), a global Internet company and the leading provider of Internet access and interactive content and services to the Spanish and Portuguese-speaking world, under which Terra will acquire Lycos in a stock-for-stock transaction. Upon completion of the transaction, Lycos shareholders will own approximately 41.6% to 49.9% of the new company, Terra Lycos. The formation of Terra Lycos is subject to shareholder and regulatory approval.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the


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forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Terra's and Lycos's businesses will not be integrated successfully; costs related to the merger; failure of the Terra or Lycos stockholders to approve the merger; inability to obtain, or meet conditions imposed for, antitrust approvals related to the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers.

For a detailed discussion on these and other cautionary statements, please refer to Terra's filings with the Securities and Exchange Commission, including the Risk Factors section of Terra's F-1 filing that became effective in November 1999, and Lycos's filings with the Securities and Exchange Commission, including the section titled "Factors Affecting the Company's Business, Operating Results and Financial Conditions" of the Management's Discussion and Analysis in its Form 10-K for the year ended July 31, 1999 and the Risk Factors section of Lycos's S-3 filing that became effective in March, 2000.

We urge investors to read the proxy statement/prospectus and any other relevant documents that Terra Networks and Lycos have filed and will file with the SEC because they contain important information.

Investors will be able to obtain copies of the registration statements and other documents from the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549, Telephone (202) 942-8090, Fax (202) 628-9001, E-mail:
publicinfo@sec.gov. In addition, documents (excluding any exhibits) filed with the SEC by Terra Networks will be available free of charge from Terra Networks. Read the proxy statement/prospectus carefully before making a decision regarding the share exchange.